April 12, 2007
Mr. Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cavium Networks, Inc. Amendment No. 4 to Registration Statement Registration File No. 333-140660
Dear Mr. Buchmiller:
On behalf of Cavium Networks, Inc. (the “Company”), we are transmitting for filing one copy of Amendment No. 4 (the “Amendment”) to the Registration Statement on Form S-1, File No. 333-140660 (the “Registration Statement”), marked to show changes to Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 4, 2007. For your convenience, we are sending a copy of this letter and the Amendment in the traditional non-EDGAR format, including a version that is marked to show changes and will forward a courtesy package of these documents to your attention.
The Amendment is being filed in response to comments received from the staff of the Commission (the “Staff”), by letter dated April 11, 2007, with respect to the Registration Statement (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which, for the Staff’s convenience, have been incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Amendment.
General
1.	Please allow sufficient time in your offering schedule for resolution of additional comments after you complete the information not yet included in your registration statement, including all required exhibits.

The Company respectfully acknowledges the Staff’s comment.
Prospectus Summary, page 1
2.	Please tell us whether you have any information about your financial position as of, or your results of operations for, your last completed quarter that would be material to your investors.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s auditors are in the process of completing their review of the Company’s results for the quarter ended March 31, 2007. Therefore, upon completion of the auditor’s review of the quarter ended March 31, 2007 the Company will amend the Registration Statement prior to effectiveness to include information for the quarter ended March 31, 2007. This information will update financial information throughout the prospectus, including a comparison of the first quarter of 2006 to the first quarter of 2007 in Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning on page 29 of the prospectus, and first quarter 2007 results in the Quarterly Results of Operations table on page 35 of the prospectus and in the financial statements. The underwriters will convey this information to potential investors prior to effectiveness of the registration statement.
Experts, page 92
3.	We note the filing of the consent of Duff & Phelps in response to prior comment 6. Please revise the filing to name the independent valuation expert in the “Experts” section.

In response to the Staff’s comment, the Company respectfully advises the Staff that Duff & Phelps, the independent valuation firm referenced in the Amendment, was retained in September 2005 to assist the Board of Directors in determining the fair value of the Common Stock of the Company. The appraisals provided by this independent valuation firm were not prepared in connection with the Registration Statement and the valuation firm has not certified any part of the Registration Statement. Accordingly, the Company respectfully submits that Section 7 of the Securities Act does not require the Company to name the valuation firm under the “Experts” section of the Registration Statement.

Furthermore, Duff & Phelps has informed us that it does not believe itself to be an “Expert” as defined in Section 7 of the Securities Act and does not consent to the inclusion of its name under the “Experts” section.
Consolidated Financial Statements
Note 9, Mandatorily Redeemable Convertible Preferred Stock and Stockholder’s Equity, page F-18
Stock Options and Unvested Stock, page F-21
4.	We reference your disclosure on page F-23 that the estimated weighted-average grant date fair value of options granted during the twelve months ended December 31, 2006 was $1.06. We also see that the chart on the same page discloses a range of $1.76 to $3.70 for the fair value of common stock per share for options granted during 2006. Please reconcile these two disclosures.

In response to the Staff’s comment, the Company respectfully advises the Staff that the $1.06 disclosed on page F-23 represents the weighted-average grant date fair value of options granted during 2006. The range of $1.76 to $3.70 disclosed in the chart on page F-23, or $3.52 to $7.40 as adjusted for our 1-for-2 reverse stock split, on the other hand, represents the fair value of common stock per share at the respective option grant dates (i.e., one of the Black-Scholes input variables used to derive the grant date fair value of options).
Note 14. Reverse Stock Split (unaudited), page F-27
5.	We see that your Board of Directors approved a 1-for-2 reverse stock split on March 29, 2007, to be effective upon filing of an amendment to your certificate of incorporation before the effectiveness of the registration statement. Please tell us your consideration of SAB Topic 4-C which states that if a capital structure change to a stock dividend, stock split or reverse split occurs after the date of the latest reported balance sheet but before the release of the financial statements or the effective date of a registration statement, such changes in the capital structure must be given retroactive effect in the balance sheet.
     In response to the Staff’s comment, the Company has revised disclosure throughout the prospectus.
Exhibits
6.	We note your reference to an application for confidential treatment of information omitted from your exhibits. We will provide any comments on your application separately. Comments on your application must be resolved and the application complete before you request acceleration of the pending registration statement.
     The Company respectfully acknowledges the Staff’s comment.
Please do not hesitate to call me if you have any questions or would like any additional information regarding this matter.
Sincerely,
/s/ Vincent P. Pangrazio
Vincent P. Pangrazio

cc:	Syed B. Ali, Cavium Networks, Inc.
 Arthur D. Chadwick, Cavium Networks, Inc.
 Jeffrey D. Saper, Esq., Wilson Sonsini Goodrich & Rosati P.C.
 Allison B. Spinner, Esq., Wilson Sonsini Goodrich & Rosati P.C.
Raman Chitkara, PricewaterhouseCoopers LLP